

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2022

Gerome Sapp
Chief Executive Officer and Director
370 Markets LLC
8545 W. Warm Springs Road, Ste A4 #192
Las Vegas, NV 89113

      Re: 370 Markets LLC
          Post-Qualification Amendment No. 2 to Offering Statement on Form 1-A
          Filed March 16, 2022
          File No. 024-11383

Dear Mr. Sapp:

      This is to advise you that we do not intend to review your offering statement.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Brian Fetterolf at 202-551-6613 or Dietrich King at 202-551-8071 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Trade & Services

cc: Andrew Stephenson